

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 11, 2015

Dr. Robert Zayas
Chief Executive Officer
IMC Holdings, Inc.
12121 Jones Rd.
Houston, TX 77070

> **Re: IMC Holdings, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed September 3, 2015**
> **File No. 000-55433**

Dear Dr. Zayas:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2015 letter.

Recent Industry Developments, page 8

1.   We note your response to prior comment 6 and reissue the comment. Please revise to discuss the industry developments as of a more recent date, or advise. In this regard, it appears that your disclosure reflects developments only through 2014. If there are no additional developments to disclose, please confirm in your response.

   You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3735, with any other questions.

        Sincerely,

        /s/ Barbara C. Jacobs

        Barbara C. Jacobs
        Assistant Director
        Office of Information Technologies
        and Services

cc: Robert J. Huston III, Esq.